

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via Email
Clyde Hosein
Executive Vice President and Chief Financial Officer
RingCentral, Inc.
1400 Fashion Island Boulevard, Suite 700
San Mateo, California 94404

   Re: RingCentral, Inc.
     Form 10-K for the fiscal year ended December 31, 2013
     Filed February 26, 2014
     File No. 001-36089

Dear Mr. Hosein:

  We have reviewed your filing and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note that your Form 10-K for the year ended December 31, 2013 does not discuss the key business metrics (i.e., annualized exit monthly recurring subscriptions; RingCentral Office annualized exit monthly recurring subscriptions; net monthly subscription dollar retention rate) that were previously disclosed in the registration statement on Form S-1 in connection with the initial public offering. We also note that some of these key business metrics were discussed by management in the Q42013 and Q12014 earnings calls. Please tell us why you have not included this information in the 10-K and, to the extent applicable, why you believe that this information is not material to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, please contact me at (202) 551-3457 or Barbara C. Jacobs, Assistant Director, at (202) 551- 3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via Email
        Bruce Johnson, Associate General Counsel
        Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati